                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                  FORM 10-SB


                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         DIGITAL POWER HOLDING COMPANY
                       (FORMERLY KNOWN AS INTER-VENTURE)
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


         NEVADA                                     87-0410127
_______________________________                     _________________

(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                         Identification)


  9005 COBBLE CANYON LANE
          SANDY, UT                                 84093
_______________________________________             _________
(Address of Principal Executive Offices)            (Zip Code)



      Registrant's telephone number, including area code:  (801) 942-0555


       Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class to be so Registered     Name of Each Exchange on which Each
                                            Class is to be Registered
               None
_______________________________________     ___________________________________
_______________________________________     ___________________________________


       Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, $0.01 PER SHARE
                         _____________________________
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS.
------   -----------------------

BUSINESS DEVELOPMENT.
--------------------

         CORPORATE DESCRIPTION.
         ---------------------

         Digital Power Holding Company (the "Registrant") was organized under the laws of the State of Nevada on February 24, 1984, under the name "Inter-Venture." The Registrant was formed for the purposes of engaging in the business of making investments in any enterprise.

         The Registrant's initial authorized capital consisted of 100,000,000 shares of $0.001 par value common voting stock. On June 6, 1989, the Registrant filed Restated and Amended Articles of Incorporation whereby the Registrant's name was changed to "Digital Power Holding Company" and the authorized capital was reduced to 27,000,000 shares, consisting of 2,000,000 shares of preferred and 25,000,000 shares of common stock, each with a par value of $0.01.

         Pursuant to the Registrant's Bylaws, on January 16, 1996, Claude Adkins, the Registrant's President and sole director, appointed David C. Merrell to fill a vacancy on the Board of Directors in contemplation of reviving the Registrant. Mr. Adkins resigned immediately thereafter. Simultaneously, Mr. Merrell designated Charles Johnson to serve as a director of the Registrant until the next annual meeting of stockholders and until his successor is elected and qualified or until his prior resignation or termination. Immediately thereafter, the Board of Directors unanimously consented without a meeting and pursuant to the applicable provisions of the Nevada Revised statutes to elect the following persons to serve in the capacities indicated: David C. Merrell, President; and Charles Johnson, Secretary/Treasurer.

         Pursuant to resolutions adopted by the Board of Directors on April 16, 1996, and effective November 4, 1996, the Registrant approved a 1 for 100 reverse split of its 20,521,766 outstanding shares of common stock while retaining the authorized shares at 27,000,000 and the par value at $0.01 per share, with appropriate adjustments to the stated capital and capital surplus accounts of the Registrant. All references to outstanding shares herein reflect this reverse split.


         MATERIAL TRANSACTIONS.
         ---------------------

         Effective January 10, 1986, pursuant to an Acquisition Agreement dated December 31, 1985, the Registrant acquired B & I Engineering, a California general partnership ("B & I") engaged in electronic research and development.
On May 20, 1987, the Registrant issued 168,000 shares of common stock to acquire all of the outstanding stock of Lu Technology, Inc. ("Lu"). Lu was suspended on May 1, 1989.

         The business operations of both of these entities proved unsuccessful, and the Registrant ceased all material business operations in December 1989.

         BUSINESS.
         --------

         Since December 1989, and other than maintaining and restoring the Registrant's good standing status in the State of Nevada, the Registrant's only material business operations since that time have been seeking prospective businesses or assets to acquire.

         The Registrant is seeking the acquisition of assets, property or business that may be beneficial to it and its stockholders. In considering whether to complete any such acquisition, the Board of Director shall make the final determination, and the approval of stockholders will not be sought unless required by applicable law, the Registrant's Articles of Incorporation or Bylaws or contract. The Registrant can give no assurance that any such endeavor will be successful or profitable.

         The Registrant is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Registrant may be deemed to be a "shell" and will be a vehicle to acquire or merge with a business or company. The Registrant does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Registrant recognizes that because of its lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Registrant to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Registrant following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Registrant.

         Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

         Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

         Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Registrant, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Registrant has extremely limited current assets and cash reserves, these activities may be limited, and, if undertaken, the cost and expense thereof will be advanced by management and may further dilute the interest of the stockholders of the Registrant.


ITEM 2.  MANAGEMENT'S DISCUSSION AND
------   ANALYSIS OR PLAN OF OPERATION.
         -----------------------------

         PLAN OF OPERATION.
         -----------------

         The Registrant has not engaged in any material business operations since December 1989. Its only activities since that time have consisted of restoring and maintaining its good standing in the State of Nevada. The Registrant has no material tangible property or assets.

         The Registrant is seeking the acquisition of assets, property or business that maybe beneficial to it and its stockholders. In considering whether to complete any such acquisition, the Board of Directors shall make the final determination, and the approval of stockholders will not be sought unless required by applicable law, the Registrant's Articles of Incorporation or Bylaws or contract. The Registrant can give no assurance that any such endeavor will be successful or profitable.

         The Registrant's only foreseeable cash requirements during the next twelve months will relate to maintaining the Registrant in good standing in the State of Nevada. Management does not anticipate the Registrant will have to raise additional funds during the next twelve months.


         RESULTS OF OPERATIONS.
         ---------------------

         The Registrant discontinued its active operations in December 1989, and has had no revenues since. On January 1, 1996, it recommenced its developmental stage, and incurred a net loss from discontinued operations in the amount of $10,372 for the fiscal year ended March 31, 1997. Losses of $180,000 were incurred for the fiscal year1996, resulting from the issuance of 180,000 shares for services rendered at $1 per share.

         LIQUIDITY.
         ---------

         Capital in the amount of $1,664 was contributed by David C. Merrell, the President of the Registrant and a Director, in 1996 and 1997, for miscellaneous expenses. That amount has been spent.


ITEM 3.  DESCRIPTION OF PROPERTY.
------   -----------------------


         The Registrant has no property or assets. Its principal executive office address and telephone number are the business office address and telephone number of David C. Merrell, the President of the Company, which are provided at no cost to the Company.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
------   -----------------------------
         BENEFICIAL OWNERS AND MANAGEMENT.
         --------------------------------


         The following table sets forth, as of March 1, 1998, the name and share holdings of any person known by the Registrant to be the beneficial owner of more than 5% of the Registrant's common stock and the name and share holding of
(i) each director and each officer named in the Summary Compensation Table below, and (ii) all officers and directors as a group:

                                      AMOUNT AND
                                       NATURE OF     PERCENT
       NAME AND ADDRESS OF            BENEFICIAL        OF
         BENEFICIAL OWNER           OWNERSHIP /(1)/   CLASS
------------------------------------------------------------

PRINCIPAL SHAREHOLDERS

   David C. Merrell                   410,436 /(2)/     38.1%
   9005 Cobble Canyon Rd.
   Sandy, UT 84093

   Melinda Johnson                    410,436           38.1%
   8989 Scofield Circle
   Sandy, UT 84093
------------------------------------------------------------

OFFICERS AND DIRECTORS

   David C. Merrell                   See Above
   Director, President
   9005 Cobble Canyon Rd.
   Sandy, UT 84093

   Charles Johnson                     50,000            4.6%
   Director, Secretary/Treasurer
   3255 South 8820 West
   Magna, UT 84044
------------------------------------------------------------

ALL OFFICERS AND DIRECTORS            460,436           42.8%
AS A GROUP

   (2 persons)
------------------------------------------------------------


/(1)/ Each person listed exercises sole voting and investment power over the shares of common stock listed for such person in this table.

/(2)/ David C. Merrell is the sole owner of Chiricahua Company, which is the registered owner of the securities listed.


         The Registrant is not aware of any arrangement which may at a subsequent date result in any change of control of the Registrant.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS
------   -----------------------------
         PROMOTERS AND CONTROL PERSONS.
         -----------------------------


         Certain information concerning the directors and executive officers of the Registrant set forth below:

                                               HAS
   NAME OF DIRECTOR           REGISTRANT    SERVED AS
 OR EXECUTIVE OFFICER   AGE  POSITION HELD   DIRECTOR
                                              SINCE
------------------------------------------------------

 David C. Merrell       39   Director       1996
                             President
------------------------------------------------------
 Charles Johnson        44   Director       1996
                             Secretary/
                             Treasurer
------------------------------------------------------


         The directors serve until the next annual meeting of stockholders or until their respective successors have been elected and qualified. There are no family relationships among any of the directors or executive officers.


         DAVID C.  MERRELL.
         -----------------

         David C. Merrell has been President and a Director of the Registrant since 1996. Since 1989 he owned and operated DCM Finance, a Salt Lake City, Utah based finance company that makes and brokers real estate loans. Mr. Merrell received a B.S. degree in economics from the University of Utah in 1981.


         CHARLES JOHNSON.
         ---------------

         Charles Johnson became Secretary/Treasurer and a director of the Registrant in 1996. He has been employed by Kennecott Copper Corporation since 1972 and was appointed as a material handling operations supervisor in June 1997. He attended Salt Lake Community College from 1986 to 1987.


ITEM 6.  EXECUTIVE COMPENSATION.
------   ----------------------


         The following table sets forth the compensation of the Registrant's chief executive officer for the periods indicated.


                                                    Summary Compensation Table
-------------------------------------------------------------------------------------------------------------


                          ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                     ---------------------------             -------------------------
                                          OTHER                   SECURITIES
                                         ANNUAL    RESTRICTED     UNDERLYING                   ALL OTHER
NAME/                                    COMPEN-     STOCK         OPTIONS/     LTIP             COMPEN-
PRINCIPAL       YEAR    SALARY   BONUS   SATION     AWARD(S)         SARS      PAYOUTS           SATION
POSITION          $       $        $        $          $              #           $                $
(a)              (b)     (c)      (d)      (e)        (f)            (g)         (h)              (i)
---------------------------------------------------------------------------------------------------------------
MERRELL,
 David C.       1997     0        0       0         0              0            0                  0

 President      1996     0        0       0        (1)             0            0                  0
 CEO
---------------------------------------------------------------------------------------------------------------
ADKINS,
 Claude         1996     0        0        0       (2)              0           0                  0

 President      1995     0        0        0        0               0           0                  0
---------------------------------------------------------------------------------------------------------------


(1) On April 8, 1996, the Registrant issued 410,436 unregistered and restricted shares of its common stock to Chiricahua Company, which is wholly owned by David C. Merrell in consideration of services rendered. Because there is no trading market for the Registrant's common stock, the Registrant is unable to determine a value on the shares issued.

(2) On January 16, 1996, the Registrant issued 5,000 shares of unregistered and restricted shares of common stock to Claude Adkins in consideration of services rendered. Because there is no trading market for the Registrant's common stock, the Registrant is unable to determine a value on the shares issued.


         No cash compensation, deferred compensation or long-term incentive plan award was paid or granted to the Registrant's executive officers during any of the past three fiscal years or the interim period from the date of the end of the last fiscal year to the date of this Form 10-SB. No executive officers have been granted any stock options or stock appreciation rights. Accordingly, no tables relating to such items have been included.


         COMPENSATION OF DIRECTORS.
         -------------------------

         There are no standard arrangements pursuant to which the Registrant's directors are compensated for any services provided as director. No additional amounts are payable to the Registrant's directors for committee participation or special assignments.

         There are no arrangements pursuant to which any of the Registrant's directors was compensated during the Registrant's last completed fiscal year or the previous two fiscal years for any service provided as director.


         TERMINATION OF EMPLOYMENT AND
         -----------------------------
         CHANGE OF CONTROL AGREEMENT.
         ---------------------------

         There are no compensatory plans or arrangements, including payments to be received from the Registrant, with respect to any person named in the Summary Compensation Table set out above which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person's employment with the Registrant, or any change in control of the Registrant, or a change in the person's responsibilities following a change in control of the Registrant.


ITEM 7.  CERTAIN RELATIONSHIPS AND
------   -------------------------
         RELATED TRANSACTIONS.
         --------------------


         On April 8, 1996, the Registrant issued 410,436 shares of its common stock to Chiricohua Company, which is wholly owned by David C. Merrell, and 410,436 shares of its common stock to Melinda Johnson for services rendered. These services included restoring and maintaining the Registrant's existence and good standing in the State of Nevada.


ITEM 8.  DESCRIPTION OF SECURITIES.
------   -------------------------


         The authorized capital stock of the Registrant consists of 27,000,000 shares, of which 2,000,000 are shares of preferred stock, $.01 par value per share, and 25,000,000 are shares of common stock, $.01 par value per share. There are currently 1,076,134 shares of common stock outstanding.

         Holders of the Registrant's common stock will be entitled to one vote per share on all matters submitted to any vote of stockholders. Cumulative voting for the election of directors is not permitted and, therefore, the holders of a majority of the shares of the Registrant's common stock will be able to elect all of the directors. The Registrant's common stock does not have preemptive rights and is not convertible, redeemable or assessable. The holders of the Registrant's common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividends on Registrant's Common Stock" below. Upon liquidation or dissolution, holders of the Registrant's common stock are entitled to share ratably in all net assets available for distribution to stockholders.


                                    PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON
------   --------------------------------
         THE REGISTRANT'S COMMON EQUITY
         ------------------------------
         AND RELATED STOCKHOLDER MATTERS.
         -------------------------------


         MARKET INFORMATION.
         ------------------

         There has been no "public market" for shares of the Registrant's common stock. In connection with any potential merger or business combinations, the Registrant anticipates that it will submit for listing on the Nasdaq Stock Market of the National Association of Securities Dealers ("NASD"). No assurance can be given that any market for the Registrant's stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to

Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such public market.


         HOLDERS.
         -------

         The number of record holders of the Registrant's common stock as of February 19, 1998 was approximately 248; these numbers do not include an indeterminate number of stockholders whose shares may be held by brokers in street name.


         DIVIDENDS.
         ---------

         There are no present material restrictions that limit the ability of the Registrant to pay dividends on common stock or that are likely to do so in the future. The Registrant has not paid any dividends with respect to its common stock, and does not intend to pay dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.
------   -----------------


         The Registrant is not the subject of any pending legal proceedings, and to the knowledge of management, no proceedings are presently contemplated against the Registrant by any federal, state or local governmental agency.


ITEM 3.  CHANGES IN AND DISAGREEMENTS
------   ----------------------------
         WITH ACCOUNTANTS.
         ----------------


         No independent accountant of the Registrant has resigned (or declined to stand for re-election) or was dismissed during the Registrant's two most recent fiscal years or any later interim period.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
------   ---------------------------------------


         The Registrant has not made any sales of unregistered securities during the past two years. The Registrant has issued 1,050,872 shares in exchange for services valued at approximately $188,708. These services included restoring and maintaining the Registrant's existence and good standing in the State of Nevada. The shares were issued to directors or executive officers of the Registrant for services these directors or executive officers provided to the Registrant. The Registrant relied on Section 4(2) of the Securities Act of 1933, as amended, for an exemption from registration.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
------   -----------------------------------------


         Section 78.7502 of the Nevada Revised Statutes Annotated provides that any director or officer of a Nevada corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in or not opposed to the corporation's best interest, and with respect to a criminal action, had no reason to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.



                                   PART F/S


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
-------------------------------------------


         ANNUAL FINANCIAL STATEMENTS.
         ---------------------------

         The required financial statements are incorporated by reference to the Independent Auditor's Report and Financial Statement of the Form 10-KSB of the Registrant for the fiscal year ended March 31, 1997, as filed with the Commission.


         INTERIM FINANCIAL STATEMENTS.
         ----------------------------

         The required financial statements are incorporated by reference to the Form 10-QSB of the Registrant for the quarter ended December 31, 1997 as filed with the Commission.



                                   PART III


ITEM 1.  INDEX TO EXHIBITS.
------   -----------------


         3(i)(1)*        Articles of Incorporation
         3(i)(2)*        Restated and Amended Articles of Incorporation
         3(i)(3)*        Amendment to Articles of Incorporation
         3(ii)*          Bylaws


         * These documents have been previously filed with the Securities Exchange Commission and are incorporated herein by this reference.

ITEM 2.  DESCRIPTION OF EXHIBITS.
------   -----------------------

         3(i)(1)*        Articles of Incorporation
         3(i)(2)*        Restated and Amended Articles of Incorporation
         3(i)(3)*        Amendment to Articles of Incorporation
         3(ii)*          Bylaws


         * These documents have been previously filed with the Securities Exchange Commission and are incorporated herein by this reference.



                                  SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  DIGITAL POWER HOLDING COMPANY



                                  By:  /s/ David C. Merrell
                                     ---------------------------
                                     DAVID C. MERRELL, President

Date:  March 17, 1998